Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.: 1-13647

The following email was sent by Mark P. Frissora, Chairman of the Board and Chief Executive Officer of Hertz Global Holdings, Inc. (“Hertz”), to employees of Hertz on May 6, 2010.

***

Dear Hertz Colleagues,

Since I communicated on Monday, April 26th that we had signed a merger agreement with Dollar Thrifty, there have been some new developments. Meanwhile, everyone at Hertz involved in the transaction is focused on completing our deal with Dollar Thrifty.  We are confident this will happen because a combination of Hertz and Dollar Thrifty is the best strategic and financial fit for both companies and their shareholders.

You may have read or heard that Avis Budget could make its own offer to buy Dollar Thrifty.   If Avis Budget offers a substantially higher price (and they haven’t made an offer yet) Dollar Thrifty’s Board will probably have to consider it.  However, price will not be the only consideration.   The overall analysis would likely include the relative financial strength of the companies after an acquisition is completed and the ability to get the deal approved by the U.S. government.   On both financial and regulatory grounds, we believe the Hertz offer is superior.

Our deal is also better for consumers.  By acquiring Dollar Thrifty, Avis Budget will be eliminating a direct competitor of Budget’s, resulting in a duopoly (Budget/Dollar Thrifty vs. Enterprise/Alamo) in the value or “mid-tier” segment of the leisure rental market at U.S. airports.  On the other hand, we are acquiring Dollar Thrifty to be able to compete directly against Budget, Alamo and Enterprise.   That gives consumers more choices, which is a good thing.  The Advantage brand competes in the lowest price segment of the U.S. leisure market, and we will continue to grow and invest in Advantage.

We can’t predict the twists and turns this transaction could take or when final decisions will be made.   Nevertheless, we are optimistic Hertz will be the successful buyer and the process will be completed this year.  While we wait for the outcome, all of us should continue to focus on improving our existing businesses, including Advantage rent-a-car, to ensure we hit our 2010 stretch targets and to be positioned for another great year in 2011.   Adding Dollar Thrifty will give us another avenue to grow the car rental business starting next year.  However, Hertz already has the most robust global growth plans in the car and equipment rental business.

Thank you again for your hard work and commitment to ensure Hertz is the best rental company in the world.  I will update you on important developments regarding Dollar Thrifty as they occur.

Mark.

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current expectations and beliefs of Hertz Global Holdings, Inc. (“Hertz Holdings”) and Dollar Thrifty Automotive Group (“Dollar Thrifty”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Hertz Holdings and Dollar Thrifty.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz Holdings and Dollar Thrifty.  Hertz Holdings and Dollar Thrifty assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed merger, Hertz Holdings and Dollar Thrifty will file relevant materials with the SEC, including one or more registration statement(s) that are expected to contain a prospectus of Hertz Holdings and a proxy statement of Dollar Thrifty.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Hertz Holdings, Dollar Thrifty and the proposed merger.  Investors and security holders may obtain these documents (and any other documents filed by Hertz Holdings or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Hertz Holdings may be obtained free of charge on Hertz Holdings’ internet website at www.hertz.com or by contacting Hertz Holdings’ Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz Holdings, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger.  Information about the executive officers and directors of Hertz Holdings and their ownership of Hertz Holdings common stock is set forth in the proxy statement for Hertz Holdings’ 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010.  Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock will be set forth in Dollar Thrifty’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2010. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz Holdings, Dollar Thrifty and their respective executive officers and directors in the proposed merger by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.